December 21, 2012

VIA EDGAR

Ms. Mara L. Ransom, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-3561

RE:         Acceleration Request

QVC, Inc.

Registration Statement on Form S-4 (File No. 333-184501)

Dear Ms. Ransom:

In accordance with Rule 461 under the Securities Act of 1933, as amended, QVC, Inc. and each of the undersigned guarantor co-registrants respectfully request that you take such action as may be necessary to cause the referenced Registration Statement on Form S-4 to become effective at 1:00 p.m., Eastern Time, on December 27, 2012, or as soon thereafter as practicable.

Please contact the undersigned at (484) 701-1000 or our outside counsel, Jeffrey R. Kesselman at (303) 297-2900, with any questions.

Sincerely

QVC, Inc.

By:	/s/ Lawrence R. Hayes
Lawrence R. Hayes
Senior Vice President and General Counsel

Affiliate Investment, Inc.
Affiliate Relations Holdings, Inc.
AMI 2, Inc.
ER Marks, Inc.

By:	/s/ Daniel Feiner
Daniel Feiner
President of each of the foregoing entities

QVC International LLC
QVC Rocky Mount, Inc.
QVC San Antonio, LLC

By:	/s/ Lawrence R. Hayes
Lawrence R. Hayes
Senior Vice President and Secretary of each of the foregoing entities